VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 2, 2021

Re:	Zummo Flight Technologies Inc.
Amendment No. 4 to Offering Statement on Form 1-A
File No. 024-11347

Ladies and Gentlemen:

On behalf of Zummo flight Technologies Inc. (the “Company”), I hereby request withdrawal of the Form 1-A/POS dated July 8, 2021

Furthermore, I hereby request withdrawal of the Request for Qualification dated August 23, 2021

Sincerely,

/s/ Robert Zummo

Robert Zummo

Chief Executive Officer

Zummo Flight Technologies Inc.